Exhibit (a)(1)(vii)

KKR FS Income Trust Select

c/o FS/KKR Advisor, LLC

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

June 30, 2026

Dear Fellow Shareholder,

Thank you for your support of KKR FS Income Trust Select (“K-FITS” or the “Fund”) and for entrusting us with your capital. We are writing to provide an update on the results of the Fund’s recent quarterly share repurchase offer for the second quarter of 2026.

K-FITS aims to provide shareholders with access to attractive current income and the potential for long-term capital appreciation with a diversified portfolio of privately originated credit investments and a deliberate approach to liquidity management. The Fund seeks to balance shareholders’ desire for periodic liquidity with the inherently less liquid characteristics of the private assets held in the portfolio.

To achieve this balance, the Fund has conducted discretionary share repurchase offers every quarter since the third quarter of 2024 for up to 5.0% of shares outstanding as of the close of the previous calendar quarter. The Fund intends to continue to offer its repurchase program to shareholders quarterly, subject to market conditions and the discretion of the Board of Trustees.

In the Q2 2026 repurchase offer, which expired on June 29, 2026, K-FITS offered to repurchase up to 5.0% of its shares outstanding (as of March 31, 2026) and received properly tendered repurchase requests totaling approximately 3.43%1 of the outstanding shares. As a result, in accordance with the terms of the Q2 2026 quarterly repurchase offer, the Fund will repurchase 100% of shares properly tendered and not withdrawn.

More notably, aggregate inflows for K-FIT Select have remained strong. Gross subscriptions in the first half of 2026 amassed approximately $78 million which is 1.1x the amount of total repurchases over the same period. In an environment where investor conviction is being tested across the sector, we believe this activity reflects a continued confidence and commitment to the underlying strategy. The Fund’s strategy and portfolio construction are designed with the understanding that participation in repurchase programs can vary from quarter to quarter as shareholders balance allocation decisions and liquidity needs across their portfolios.

Managing Capital with Discipline

Our approach remains focused on managing liquidity in a manner that supports the long-term objectives of the Fund – seeking to: deliver attractive performance, preserve portfolio construction, avoid forced asset sales, and retain flexibility to deploy capital selectively as opportunities arise.

On the whole, we remain pleased with K-FITS at a fundamental level and maintain conviction in its distinctive, diversified approach to Private Credit investing. Asset performance of the Fund to-date has been strong, and we believe that the pairing of Direct Lending (“DL”) with a dedicated Asset-Based Finance (“ABF”) allocation continues to be a compelling strategy built for all-weather performance throughout the credit cycle, including the environment we are currently experiencing.

Uncertainty creates opportunities for managers with flexibility, dry powder, and discipline—qualities we believe K-FITS possesses. The Fund leverages its multi-strategy mandate to deploy into dislocation where economics and terms typically improve (and we are seeing signs of that today), while maintaining selectivity on asset quality. In approximately 2.5 years, K-FITS has scaled to $1.6 billion total assets across 148 portfolio companies spanning 18 industries as of May 31, 2026, which we believe creates a strong foundation for resilient yield generation in both “up” and “down” markets.

1 Estimated pending final transfer agent processing of repurchase requests.

3025 JFK Boulevard, OFC 500
Philadelphia, PA 19104

As of May 31, 2026, the Fund had approximately $774 million of available liquidity (consisting of cash and cash equivalents, as well as availability under its credit facilities) to support portfolio companies and pursue new investments while preserving balance sheet discipline, alongside modest leverage (0.59x debt-to-equity).2

Historically, moments of market volatility or uncertainty have created favorable lending conditions and attractive opportunities for long-term investors with capital to deploy. We view K-FITS’ structure, including established limits on quarterly liquidity, as a key feature that enables our disciplined long-term investment strategy and an important component of prudent fund management over time.

Portfolio Construction and Performance

K-FITS seeks to deliver on its objectives to generate income and, to a lesser extent, long-term capital appreciation through its multi-strategy focus investing in direct lending and asset-based finance.

As of May 31, 2026, K-FITS:

•	Delivered an annualized inception-to-date net return of 8.92%, reflecting the combined contribution of stable net asset value (NAV) and consistent income generation.[3]

•	Generated positive total returns in 26 out of 27 months since inception in February 2024.

•	Paid an annualized distribution rate of 8.4% based on the Fund’s NAV as of May 31, 2026.[4]

•	Credit quality trends remain firm and further underscore the team’s underwriting discipline; a non-accrual rate of 40bps (0.40%) (based on fair value) compared to an average of approximately 60bps (0.60%) for the top 5 non-traded business development companies.

2 Debt-to-equity ratio is debt outstanding divided by net assets.

3 Through May 31, 2026. The performance data quoted represents past performance and is no guarantee of future results. The performance data and NAV disclosed take into account the waivers from FS/KKR Advisor, LLC, the Fund’s investment adviser, on the Fund’s base management fee and subordinated incentive fee on income through 9/30/2025. The Fund’s Class S shares are subject to a shareholder servicing and distribution fee of 0.85% per annum of the aggregate NAV, as of the beginning of the first calendar day of the applicable month, of the Class S shares. In addition, if an investor buys the Fund’s Class S shares through certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine. Class S shares will be subject to a maximum sales load of up to 3.0% of the offering price or may forgo a sales load in favor of a brokerage commission imposed by a selling agent. Certain participating broker-dealers may offer Class S shares subject to a placement agent fee of 0.50% of the offering price, and up to 1.5%, provided that the sum of the sales load and placement agent fee will not exceed 3.5% of the offering price. Any such brokerage commission or placement agent fee is not part of (and is in addition to) an investor’s aggregate purchase price for its Class S shares and will be directly charged to such investor. Investors should consult with their selling agents about the upfront placement fees or brokerage commissions and any additional fees or charges their selling agents might impose. Information is based on an inception date of 2/20/2024, the date the Fund elected to be regulated as a BDC, which occurred after the date of formation and certain investment activities. The investment return and principal value of an investment will fluctuate so that an investor’s shares, if repurchased or otherwise disposed of for value, may be worth more or less than their original cost, and current performance may be lower or higher than the performance quoted.

4 The annualized distribution rate is expressed as a percentage equal to the projected annualized distribution amount per share (which is calculated by annualizing the regular, monthly cash distribution per share declared as of month-end, without compounding), divided by the Fund’s NAV per share as of the prior month-end. The payment of future distributions on the Fund’s common shares is subject to the discretion of the Fund’s board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. The determination of the tax attributes of the Fund’s distributions is made annually at the end of the calendar year, and a determination made on an interim basis may not be representative of the actual tax attributes of the Fund’s distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the return of capital, borrowings, or expense reimbursements and waivers. In addition, the Class S shares are subject to a shareholder servicing and distribution fee of 0.85% per annum. Investors should note that if an investor buys the Fund’s Class S shares through certain financial intermediaries, they may directly charge the investor transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine, subject to a maximum aggregate sales load/placement agent fee of 3.5% of the offering price. Investors should consult with their selling agents about the sales load and any additional fees or charges their selling agents might impose.

3025 JFK Boulevard, OFC 500
Philadelphia, PA 19104

K-FITS’ portfolio reflects a deliberate mix of complementary strategies designed to perform in a broad range of economic conditions. As of May 31, 2026, approximately 73% of the portfolio was allocated to U.S. direct lending, 25% to asset-based finance, and the balance to traded credit.5 K-FITS has continued to scale thoughtfully, with the portfolio totaling approximately $1.5 billion (at fair value) invested across 148 issuers and diversified across 18 industries. That growth has been anchored in a consistent focus on senior-secured lending, with virtually all direct lending investments structured as first-lien loans.

In direct lending, we continue to focus on upper middle-market borrowers with durable business models and meaningful equity capitalization. As of May 31, 2026, the median and weighted average earnings before interest, taxes, depreciation and amortization (EBITDA) of K-FITS’ direct lending portfolio companies were approximately $140 million and $225 million, respectively.6

In our ABF strategy, the Fund focuses on lending against highly diversified pools of collateral and risk profiles across the broad spectrum of ABF opportunities spanning Consumer, Residential, Commercial Finance, Hard Assets and Contractual Cashflows. We believe that ABF opportunities provide added diversification through the strategy’s exposure to non-corporate credit and predominantly fixed rate investments. Within Consumer, the Fund seeks to index more heavily to prime, secured exposures. It is our view that even in more challenging economic settings, this cohort of borrowers has historically exhibited greater resilience. Across all segments, we continue to prioritize strong borrowers and counterparties, collateral transparency and conservative structures.

Looking Ahead

As we look forward, we believe increased dispersion across credit markets will continue to reward disciplined underwriting, conservative structuring, and thoughtful deployment of capital. Our focus remains on managing the Fund with a long-term perspective, prioritizing capital preservation, consistent income, and prudent growth over short-term expansion.

We appreciate the trust you place in us and remain committed to communicating transparently as market conditions evolve.

Sincerely,

The KKR FS Income Trust Select team

5 Based on fair value.

6 All EBITDA metrics are specific to the US Direct Lending strategy only. EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information. Weighted Average EBITDA is calculated based on each portfolio company’s EBITDA weighted by the amortized cost of each respective investment as of May 31, 2026.

3025 JFK Boulevard, OFC 500
Philadelphia, PA 19104

Important Notice
Past performance is not indicative of future results.

This communication contains forward-looking statements that are not historical facts, including, without limitation, statements with regard to future events or the Fund’s future performance or financial condition and the financial position, business strategy and plans and objectives of management for the Fund’s future operations. Words such as “anticipate,” “believe,” “expect,” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. Any statements that are not purely historical are forward-looking statements, and any such statement is not a guarantee of future performance and is subject to uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statement, including, without limitation, market conditions, uncertainties surrounding interest rate volatility, changing economic conditions and other factors the Fund has identified in its filings with the Securities and Exchange Commission (the “SEC”).

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions may prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions can be incorrect. You should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this communication are made as of the date hereof, and we assume no obligation to update the forward-looking statements for subsequent events. To obtain copies of the Fund’s SEC filings, please visit the Fund’s SEC EDGAR page at www.sec.gov.

All information is as of May 31, 2026, unless otherwise indicated, is subject to change, and will not be updated or otherwise revised to reflect information that subsequently becomes available or circumstances existing or changes occurring after the date hereof.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Fund or in any fund or account managed by FS/KKR Advisor, LLC or its affiliates. An offer may be made only through the Fund’s relevant offering materials.

3025 JFK Boulevard, OFC 500
Philadelphia, PA 19104